SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the Month of 09/16/2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                                Press enquiries:
                    Joe Kelly,  tel: 0207 306 1771; email: joe.kelly@marconi.com
                   David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
             Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com



                          NOTICE OF PARTIAL REDEMPTION
                           OF MARCONI CORPORATION PLC
                  10% GUARANTEED JUNIOR SECURED NOTES DUE 2008
                              CUSIP No. : G58129AD2
                             ISIN No. : XSO166109768

   $103.2m (GBP64.6m) Junior Notes to be redeemed at 110%, reducing principal amount of Junior Notes to $317.6m (GBP198.9m)


London - 16 September 2003 - Marconi Corporation plc (MONI) today gave notice to the owners of its 10 per cent guaranteed Junior Secured Notes, due 2008 (the Securities) pursuant to Section 3.02 of the Indenture dated as of 19 May 2003 (the Indenture) made between the Company, the guarantors named therein and JP Morgan Chase Bank (the Trustee) that pursuant to Section 3.08 of the Indenture $103,195,433 aggregate principal amount of Securities (the Redemption Securities) will be redeemed on 30 September 2003 (the Redemption Date).

The redemption price (the Redemption Price) shall be 110.0% of the principal amount of the Redemption Securities redeemed plus 60 days accrued interest to the Redemption Date and any Additional Amounts (as defined in the Indenture).

In line with the mechanism used for the previous partial redemption of the Junior Secured Notes which took effect on 31 July 2003, a pool factor will be applied to every holding. Further details of the pool factor to be applied from the redemption date will be announced once the pool factor has been confirmed by the Registrar.

This mandatory partial redemption has primarily resulted from the previously disclosed sale of the Group's remaining stake in Easynet Group plc, its entire stake holding in Gamma Telecom Holding Ltd, and the release of collateral following expiry of certain performance bonds and letters of credit.

The paying agent with respect to the Redemption Securities is:

                        The Bank of New York
                        One Canada Square
                        London E14 5AL
                        England
                        Attention: Corporate Trust Office

Any queries in respect of payment, pool factor or related matters should be directed to Emma Wilkes at Bank of New York on (+44) 20 7964 7662, who are the Registrar, the Depositary and the Paying Agent.

On the Redemption Date, the Redemption Price, together with accrued interest and any Additional Amounts, will become due and payable. Unless the Company defaults in making the redemption payment, the Redemption Securities shall cease to bear interest from and after the Redemption Date. The Redemption Securities will be cancelled following redemption by the Company.



ENDS/...



About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2003 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This Press Release contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified certain important factors that may cause actual results to differ materially from those contained in these forward-looking statements or in the press releases of Marconi plc dated August 29, 2002, December 16, 2002 and March 15, 2003. Other such factors are described in Marconi's Form 20-F annual report and Form 6-K reports filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 16 September 2003